Exhibit 99.2
Suntech Advances Global Management Team with Executive Promotions
SAN FRANCISCO and WUXI, China, Aug. 18 /PRNewswire-Asia/ — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of crystalline silicon solar panels, has advanced its global management team through the promotion of six senior-level executives, including three corporate executives and three regional presidents.
“As Suntech enters its next phase of development, with mature operations across every major market and region, we are confident that we have the right team assembled to guide us along our journey ahead,” said Dr. Zhengrong Shi, Suntech’s founder, chairman and CEO. “The opportunities for Suntech have never been greater, and it’s exciting that we have strong and passionate professionals eager to step up and take on more responsibility.”
The following corporate executives will work across regions to enhance and promote Suntech’s global operations and brand:
—	David Hogg, former head of Suntech Europe, was appointed chief operating officer of Suntech;

—	Hongkuan Jiang, former vice president of human resources, has been promoted to chief human resources officer of Suntech; and

—	Andrew Beebe, former vice president of global product strategy, was named chief commercial officer of Suntech and will be in charge of global sales and marketing.
Suntech also made three key appointments to oversee and execute the growth of its three regional operations: America, Europe, and APMEA (Asia Pacific, Middle East, and Africa). These executives will manage diverse regional teams — with scores of local engineers and business professionals — that are driving Suntech’s expansion in markets around the world:
—	Steven Chan, former president of global sales and marketing and chief strategy officer, has been appointed president of Suntech America;

—	Jerry Stokes, former vice president of business development and strategy for Europe, has been appointed president of Suntech Europe; and

—	James Hu, former vice president of Suntech APMEA, has been promoted to president of Suntech APMEA.

Mr. David Hogg, the former head of Suntech’s Europe operations, has more than twenty years of experience in the solar industry. Before joining Suntech in 2009, he was a founder of CSG Solar AG (Germany) and led the company as CEO from 2004. After graduating from the University of New South Wales with a degree in mechanical engineering, Mr. Hogg began his solar industry career at Unisearch where he was responsible for commercializing technologies developed by the university’s world-leading solar research teams.
With over twenty years of working experience in human resources and related areas, Mr. Hongkuan Jiang joined Suntech earlier this year as vice president of human resources. Prior to Suntech, he worked as a human resources manager or director for several multinational companies, including General Electric, Johnson & Johnson, and GDF Suez, both within and outside China. Mr. Jiang earned a Ph.D. in international political economy from York University, Canada and an M.A. degree from the Beijing Institute of Foreign Affairs.
Mr. Andrew Beebe joined Suntech in 2008, following the company’s acquisition of EI Solutions, a California-based regional solar installer. Previously, he was the founder of Energy Innovations, a solar technology development company, a partner at Clean Edge, a clean-tech consulting firm, and co-founder and CEO of Bigstep, one of the world’s first small business e-commerce solutions providers. Mr. Beebe holds a B.A. degree in government from Dartmouth College.
During his four years with Suntech, Mr. Steven Chan has led the expansion of Suntech’s U.S. operations and helped to build the company’s sales, investor relations, marketing, business development and legal functions. In addition, he has been a key driver behind major corporate initiatives such as strategic partnerships, investments and mergers and acquisitions. A New York qualified corporate attorney, with a J.D. from Boston College Law School and an A.B. degree from the University of California at Berkeley, Mr. Chan previously worked as the acting CEO and general counsel of CDC Corporation.
With more than twenty years of energy industry experience, primarily in Europe, Mr. Jerry Stokes joined Suntech in 2007 through the company’s acquisition of MSK Corporation, where he served as vice president of international sales and marketing. Mr. Stokes previously worked as a sales and marketing director of AEA Technology Battery Systems and as a sales director with the battery division of Sanyo Energy UK. He holds an honours degree in metallurgy from Brunel University in England.
Mr. James (Huiming) Hu joined Suntech in 2007 responsible for sales and project management in the China market. He was then appointed vice president of Suntech APMEA. Before joining Suntech, Mr. Hu was a product marketing director for Siemens China, where he worked for nearly a decade. A trained solar scientist, Mr. Hu holds a master’s degree in photoelectronics from Shandong University.

About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 10,000,000 photovoltaic panels to over a thousand customers in more than eighty countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the senior management team to successfully guide Suntech. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Rory Macpherson
Investor Relations Director
Tel: +1-415-268-8975
Email: rory@suntech-power.com
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
SOURCE Suntech Power Holdings Co., Ltd.